OCEANEERING INTERNATIONAL, INC.
5875 North Sam Houston Parkway West
Suite 400
Houston, Texas 77086

July 24, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brian McAllister and Craig Arakawa
RE:    Oceaneering International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
For 8-K filed April 24, 2024
File No. 001-10945
Ladies and Gentlemen:
On behalf of Oceaneering International, Inc. (the “Company” or “Oceaneering”), we submit via EDGAR the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated July 10, 2024, with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2023 (the “2023 Form 10-K”) and the Company’s Form 8-K filed April 24, 2024 (the “April 2024 8-K”).
Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference.
2023 Form 10-K
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35
1.We note that footnote 10 discloses segment income (loss) from operations and reconciles these segment amounts to total income (loss) from operations, in accordance with ASC 280. Please tell us how you considered your disclosures of gross margin and gross margin % for Total Energy and the segments Subsea Robotics, Manufactured Products, Offshore Projects Group, and Integrity Management & Digital Solutions, as non-GAAP financial measures in accordance with Item 10(e)(2) of Regulation S-K. Please also refer to Questions 104.03 and

104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance. This comment is also applicable to disclosures in your Forms 10-Q and earnings releases filed under Forms 8-K.
Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will remove such disclosures of gross margin and gross margin % in the Company’s future filings with the Commission (beginning with its Form 10-Q and earnings release for the quarter ended June 30, 2024).
Energy, page 36
2.Please tell us if the ROV days on hire (in thousands) disclosed on page 34 is the same measure and calculated in the same manner as ROV Days Utilized, disclosed on page 36. If so, please revise the names of these measures for consistency. Please also expand the disclosures to provide a clear definition of each of the disclosed measures and how they are calculated to provide adequate context for an investor to understand the metrics presented. See SEC Release No. 33-10751.
Response: We respectfully advise the Staff that “ROV days on hire” and “ROV Days Utilized” are measured and calculated in the same manner. As a result, in response to the Staff’s comment, the Company proposes revising and simplifying its disclosure to use only “ROV Days Utilized” in its future filings with the Commission (beginning with its Form 10-Q for the quarter ended June 30, 2024). In addition, the Company will expand its disclosure to provide a clear definition of the disclosed measure. We propose amending the following disclosure (subject to final internal review and revision) in the Company’s Form 10-Q for the quarter ended June 30, 2024:
“The table that follows sets out revenue and profitability for the business segments within our Energy business. In the Subsea Robotics section of the table that follows, “ROV days utilized” is the number of ROV days for which we earn revenue during a specified period. “ROV days available” includes all days from the first day that a ROV is placed into service until the ROV is retired. All days in this period are considered available days, including periods when a ROV is undergoing maintenance or repairs. Our ROVs do not have scheduled maintenance or repair that requires significant time during which the ROVs are not available for utilization. “ROV utilization” percentage is defined as “ROV days utilized” divided by “ROV days available.””
Index to Financial Statements and Schedules, Consolidated Statements of Cash Flows, page 61
3.Please tell us the nature of the line-item “currency translation effect on working capital, excluding cash” and your basis in U.S. GAAP for the current presentation.
Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the line-item “Currency translation effect on working capital, excluding cash” consists of the translation effect of foreign currency, where applicable, on all of the Company’s current assets and current liabilities, excluding cash, which is appropriately reflected in the line item “Effect of exchange rates on cash” and is consistent with the Company’s historical presentation of its statement of cash flows. The Company presents foreign currency impact of changes in working capital amounts on its cash flow in this manner primarily because of cost benefit considerations. The Company operates all over the world, and has more than 80 subsidiaries where the functional currency is not the U.S. dollar, making it extremely burdensome to prepare statements of cash flow on a currency by currency basis and then convert into U.S. dollars and consolidate. In addition to the practicality of the current presentation, we believe this line item provides useful information to users of the Company’s financial statements. The amount of foreign currency impact on changes in working capital accounts in any given year is not material to the Company.
We believe this presentation is in accordance with ASC 830-230-45-1 for the indirect method of preparing a statement of cash flows, and though it predominantly relates to changes in accounts receivable and accounts payable, we do not believe separate inclusion of the impact of foreign currency within those line items would be meaningful to the users of the Company’s financial statements, particularly given the lack of significance thereof. Further, US GAAP does not specify the presentation or break-out of line items that an issuer should include in its presentation specific to changes in amounts that are adjustments to net income for operating cash flows. As a result, we believe the Company’s current presentation of foreign currency impact on its statement of cash flows is appropriate, properly classified as operating cash flows, and useful to an investor.
April 2024 8-K
Exhibit 99.1, Reconciliations of Non-GAAP to GAAP Financial Information, page 68
4.We refer you to the reconciliation of Free Cash Flow on page 10. Please clarify why you view Free Cash Flow as a measure of operating performance rather than a measure of liquidity. Include your consideration of Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. If this is a liquidity measure, revise to reconcile to cash flow from operating activities and, to the extent it includes cash-based adjustments other than capital expenditures, change the title to adjusted free cash flows.
Response: We respectfully advise the Staff that Oceaneering views Free Cash Flow as a non-GAAP liquidity measure, and does not characterize Free Cash Flow as an operational metric in its April 2024 Form 8-K or other filings with the Commission. When the metric is presented, the Company reconciles Free Cash Flow to cash flows from operating activities as required by Item 10(e)(1)(ii) of Regulation S-K. We acknowledge that the Company also reconciles Free Cash Flow back to net income (loss) in the April 2024 Form 8-K and in its other quarterly earnings releases, but this is to provide investors with additional information when reading the earnings release because Oceaneering does not disclose cash flows from operating activities for the quarter until it files its Form 10-Q or Form 10-K, as applicable, and issues its Statement of Cash Flows therein, which occurs 1-2 days after issuance of the applicable earnings release. As a result, we believe it is useful to investors to reconcile Free Cash Flow to both (i) cash flows from operating activities and (ii) net income (loss), the GAAP measure that we report in each earnings release. However, if it is the Staff’s preference, we are willing to remove the line items that walk net income to cash flows from operating activities and instead begin the reconciliation with cash flows from operating activities.

In the April 2024 Form 8-K, the definition of Free Cash Flow is as follows: “We define Free Cash Flow as cash flow provided by operating activities less organic capital expenditures (i.e., purchases of property and equipment other than those in business acquisitions).” As noted in the definition of Free Cash Flow, and as presented in the reconciliation on page 10 of the April 2024 Form 8-K, the Company only excludes certain capital expenditures from cash flow provided by operating activities and, therefore, we believe the liquidity measure is appropriately titled Free Cash Flow rather than Adjusted Free Cash Flow. As a result, we believe that the Company’s presentation of Free Cash Flow in the April 2024 Form 8-K and in Oceaneering’s other filings with the Commission complies with Item 10(e)(1)(ii) of Regulation S-K and with Question 102.07 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures:
* * * * *

If you have any questions with respect to the foregoing or if any supplemental information is required by the Staff, please do not hesitate to contact me.

Very truly yours,

Oceaneering International, Inc.

By:	/S/ ALAN R. CURTIS
Name: Alan R. Curtis
Title: Senior Vice President and Chief Financial Officer

cc:	Carina Antweil, Baker Botts L.L.P.
C. Brian Thorne, Ernst & Young, LLP